POINTS.COM INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Management's Discussion and Analysis ("MD&A") of financial condition and results of operations contains references to Points.com Inc. and its subsidiaries using words "we," "our," and "us."

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three months ended March 31, 2022, the 2021 annual MD&A and the 2021 audited annual consolidated financial statements and notes thereto and other recent filings with the Canadian and US securities regulatory agencies, which may be accessed at www.sedar.com or www.sec.gov.

The financial information presented in this MD&A is derived from our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 11, 2022 and was reviewed by our Audit Committee and approved by our Board of Directors.

NON-GAAP MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. This MD&A makes reference to certain non-GAAP measures, specifically "Adjusted EBITDA", "Effective Margin" and "Total Funds Available". These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Our definition of Adjusted EBITDA, Effective Margin and Total Funds Available will likely differ from that used by other companies and therefore comparability may be limited. Where applicable, we provide a reconciliation for these non-GAAP measures to the closest GAAP measure in the "Non-GAAP financial measures" section of this MD&A.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented, our liquidity and efforts to strengthen our balance sheet, expected impacts on transaction volumes, revenue, gross profit and profitability, the impact on our annual revenue guarantees, and our ability to deliver on our long-term goals), our growth strategies (including our ability to grow the number of loyalty program partners, cross-selling products and services to existing partners, grow in-market services and regional and vertical expansion), our beliefs on the long-term sustainability of the loyalty industry and the recovery of the loyalty industry as the global economy recovers from the impacts of the COVID-19 pandemic, the terms and conditions of the Arrangement Agreement (refer to Page 11), the premium to be received by Shareholders, the expected benefits of the Transaction (refer to Page 11) as well as the strategic implications for the Transaction, the anticipated timing of various steps to be completed in connection with the Transaction, including receipt of Shareholder, Court  and regulatory approvals (refer to Page 11), the anticipated delisting of Points.com Inc.'s common shares on the TSX and NASDAQ Capital Market and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, these statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the possibility that the proposed Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required Shareholder, Court and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons; the Arrangement Agreement may be terminated in certain circumstances; risks relating to our ability to retain and attract key personnel during the interim period; the possibility of litigation relating to the Transaction; credit, market, currency, operational, liquidity and other funding risks generally and relating specifically to the Transaction, including changes in economic conditions, interest rates or tax rates; significant transaction costs or unknown liabilities; the ability of the Board to consider and approve a superior proposal for Points; risks related to the travel and loyalty industries; loss of loyalty program partners; and other risks inherent to our business and/or factors beyond our control which could have a material adverse effect on us or our ability to consummate the Transaction; and the "Risks and Uncertainties" section included in our MD&A for the year ended December 31, 2021. Other important assumptions, factors, risks and uncertainties are included in the press release announcing our first quarter 2022 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, and annual consolidated financial statements and condensed consolidated interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

Points is a global leader in providing technology-enabled solutions to the loyalty industry. We operate a portfolio of white-labelled products and services on a unified operating platform that facilitate the accrual or redemption of loyalty program currency (points or miles) for loyalty programs worldwide. Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program.

At its simplest, our products and services benefit loyalty programs in the following ways: (1) driving high margin ancillary revenues through the sale of loyalty program currency, such as frequent flyer miles or hotel points, to end consumers or third parties; (2) providing efficient liability management to loyalty program operators by offering a wide range of non-core redemption options; and (3) enhancing loyalty program member engagement.

All of our products and services are operated off a single unified operating platform called the Loyalty Commerce Platform ("LCP"). The LCP provides broad access to loyalty transaction capabilities, program integration, offers and automated marketing, reporting and analytics, enterprise-grade security, and real-time fraud services. We have direct, real-time integrations into our partners' loyalty program databases that allow for member validation, information sharing, as well as the debit and/or credit of miles/points.

We engineered the LCP to be scalable and to grow beyond its current capabilities. The flexibility of the LCP enhances our ability to aggregate and anonymize the consolidated data flowing across the platform to facilitate and inform our automated marketing and merchandising efforts. In addition, this flexibility enables us to quickly launch new partners and services, expand service offerings or launch in new geographies in a cost-effective manner. Leveraging the LCP, we operate as one single operating segment.

We are a trusted partner to the world's leading loyalty programs, with approximately 60 commercial agreements or integrations with loyalty programs globally, including Southwest Airlines' Rapid Rewards, Marriott Bonvoy, Chase Ultimate Rewards, and the Emirates Skywards program. Most of our commercial contracts enable us to transact directly or indirectly with the loyalty programs' member base to facilitate the purchase, redemption or earning of loyalty currency online. Approximately 99% of our revenue is transaction based and is earned on the loyalty currency transactions we process.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership.

Our head office is in Toronto, Canada and we maintain offices in San Francisco, United States, London, England, Singapore and Dubai, United Arab Emirates. Points.com Inc.'s shares are listed on both the Toronto Stock Exchange ("TSX") under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

The Loyalty Industry

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Overall loyalty program membership continues to grow. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Businesses have leveraged loyalty programs to strengthen their brand, enrich relationships with existing customers, attract and engage new customers, and to deliver high margin revenue. We believe loyalty programs are seen both as strategic marketing assets and as highly profitable cash-generating businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards increased over time, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles to credit card companies to award to customers. Similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive. These types of commercial arrangements have established a large global loyalty industry fueled by the sale and redemption of loyalty currency.

For the last several years, the majority of loyalty currency issued by airlines and hotels in North America is first sold to third parties at a high margin. For many North American airlines, their loyalty programs have generated significant revenues which can account for a significant proportion of overall airline profits. While loyalty programs must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

In past economic downturns, we have seen travel companies leverage their loyalty programs and related assets for additional liquidity. Within the COVID-19 environment, the value of loyalty programs remained resilient and we believe they are proving to be a crucial source of liquidity for many travel operators. In the first few months of the COVID-19 pandemic, we saw hospitality and airline operators pre-sell their points and miles to their co-branded credit card partners to generate incremental cash. In 2020, four major US airlines pledged their frequent flier programs as collateral to secure long-term debt financing. We believe these financings are indicative of the long-term sustainability and belief in the travel and loyalty industry, as the debt is secured by the current and future value of these loyalty programs. Broadly, we believe the health of the loyalty industry will continue to recover as the global economy recovers from the impacts of COVID-19.

HOW WE GROW OUR BUSINESS

Growing the Number of Loyalty Program Partners

Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of Loyalty Program partners connected to our platform remains a key growth factor and important part of our strategy. As of March 31, 2022, we had commercial agreements or integrations with approximately 60 loyalty programs. Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language-specific end user experiences. We believe the investments we have made on our platform and services position us well to add new loyalty program partners in other geographic markets.

Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a "buy vs. build" decision. We have had success in displacing previously insourced solutions, particularly with our products and services that facilitate the sale of loyalty currency. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

As the broader travel industry continues to recover from COVID-19, the value of new partners, products, and services that we bring to market may be lower than our expectations before the outbreak of COVID-19.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Cross-sell to Existing Partners

We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our portfolio of products and services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional services that best fit their program, typically with limited incremental marketing and sales resources required. We continue to focus on innovation to grow our business, including enhancing and optimizing existing products and services, developing new product and services, or co-creating new products and services with our loyalty program partners. As we launch new functionality and expand our offerings on our platform, we believe that our opportunity to cross-sell additional products and services to existing partners will increase.

Growing In-Market Services

Our ability to grow our in-market services remains an important growth driver for us. Our revenue and gross profit are highly sensitive to marketing activity, which can drive substantial increases in transactions during promotional periods. We believe our continued investment and focus in our technology, data analytics, and automated marketing has been and will continue to be a key driver of future growth. We continue to focus on improving our ability to personalize member offers, optimize our in-market products and services, enhance the effectiveness of our marketing campaigns, and increase our partners' revenue and profitability while minimizing member communications.

We also believe there is significant opportunity to increase the market awareness for our products and services among loyalty program members. In addition, we indirectly benefit from the growth in our loyalty program partners' member bases over time as well as the growth in the loyalty market in general.

Regional and Vertical Expansion

Approximately 80% of our loyalty program partners are frequent flyer or hospitality loyalty programs, with the remaining partners in the financial services, retail and coalition verticals. We believe there is additional opportunity to grow and diversify our revenue by expanding the number of loyalty program partners we have in other verticals, specifically financial services.

In addition, approximately 80% of our loyalty program partners are based out of either North America, Europe or the Middle East. While we currently have a broad set of relationships with travel-based programs in these regions, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific and South American loyalty markets.

HOW WE ANALYZE AND REPORT OUR RESULTS

Revenue and Direct Cost of Revenue

We principally generate transaction-based revenue, which primarily consist of the retail value of loyalty currency we sell to loyalty program members, and to a lesser extent, a margin, commission, or transaction fee that we earn on other loyalty currency transactions we process on our platform. We categorize our revenue in two ways, Principal revenue and Other partner revenue.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Principal Revenue

Principal revenue groups together several streams of revenue that we earn from loyalty programs and their customers.

Principal revenue is primarily earned from reseller transactions, where we sell loyalty program currency directly to program members at a retail rate while purchasing loyalty currency at a wholesale rate from the loyalty program partner. Our role as principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner and their members. Under a principal arrangement, we obtain control of the loyalty currency prior to transferring it to the customer, and we typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal revenue in our condensed consolidated interim financial statements and represents the gross amount of the retail transaction collected from loyalty program members.

Also included in Principal revenue are service revenues earned for other transaction-based services we provide to loyalty programs or their members, including the ability to transfer miles to other program members, and services provided through technology-enabled solutions to partners to improve customer experience.

Lastly, Principal revenue includes recurring monthly hosting fees charged to loyalty program partners and other third parties on certain products and services. These fees are generally recognized evenly over the term of the commercial arrangement.

Other Partner Revenue

Other partner revenue is primarily transaction-based revenue earned for facilitating the sale of loyalty currencies or other products and services to loyalty program members for which we take an agency role. We typically earn a commission on the gross amount of the retail transaction for loyalty currency sold to end consumers. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers relative to our principal arrangements.

Transaction revenues also includes commissions or transaction fees earned on certain accrual and redemption-based transactions that we facilitate through our platform on behalf of loyalty program partners and other third parties, including loyalty incented hotel bookings and car rentals, exchange transactions between two programs, and other online shopping activity.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Direct Cost of Revenue

Direct cost of revenue primarily consists of the wholesale cost we pay to loyalty program partners for loyalty currency that we purchase as part of our principal arrangements. In addition, direct cost of revenue includes transaction processing costs, including credit card fees and certain fraud management expenses under our principal arrangements and certain agency partnerships. Lastly, direct cost of revenue includes certain sales commissions for business development staff, commissions paid to third parties, and certain marketing expenses that are variable with revenue.

Since our direct costs of revenue are transaction based, they will generally increase or decrease in line with the growth in Principal revenue. Our wholesale pricing for loyalty currency is negotiated on a partner-by-partner basis and is typically locked in for the duration of the contract term with the loyalty program. Direct costs of revenue can also fluctuate with marketing activity based on the amount and level of promotional campaigns we put into market.

Sales and Marketing

Sales and marketing expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for business development, marketing, account management, data analytics, partner delivery and other partner and customer facing functions. Other costs within sales and marketing include travel-related expenses, marketing agency and brand management costs, certain corporate overhead allocations and other general marketing expenses.

Research and Development

Research and development expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for product-related functions including product management, engineering, web design and development and product delivery resources. These costs also include certain corporate overhead allocations.

General and Administrative

General and administrative expenses consist of employment costs, including share-based compensation expense and other personnel related expenses, for finance, accounting and treasury, legal, human resources, and the majority of our executive team. These costs also include corporate insurance, certain professional fees and software license costs, and other general corporate expenses.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, share-based compensation expense, foreign exchange gains or losses and impairment charges. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is used by management to assess our operating performance and is used to determine components of management compensation. We believe the presentation of Adjusted EBITDA is useful to investors and analysts as a supplemental measure to evaluate our operating performance. This measure does not have any standardized meaning under IFRS, and other issuers may calculate Adjusted EBITDA differently and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Effective Margin

Effective margin is a non-GAAP ratio, which is calculated by dividing Adjusted EBITDA by Gross profit. We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses. Other issuers may calculate Effective Margin differently or use a different measure to assess operating efficiency.

Total Funds Available

Total funds available is a non-GAAP financial measure, which is defined as the sum of cash and cash equivalents, funds receivable from payment processors and cash held in trust. We use Total funds available as one of our key internal measures of assessing liquidity. Other issuers may use different measures to assess liquidity.

IMPACTS OF COVID-19

The COVID-19 pandemic has continued to have an impact on the Corporation's business and its loyalty program partners. Since the onset of the COVID-19 pandemic in 2020, there continues to be uncertainty regarding the duration and severity of the pandemic and the ability to control resurgences worldwide.

The vast majority of our loyalty program partners operate in the travel industry and have seen their core operations materially impacted by the COVID-19 pandemic. Since the onset of the pandemic and throughout 2020 and 2021, the impact of travel restrictions, bans and quarantine advisories globally forced many of our partners, including airlines and hotels, to curtail their operations, layoff or furlough employees, and to seek government support or raise capital through other means, in order to continue operations.

The COVID-19 pandemic had a significant adverse impact on our financial performance in 2020 and continued to have a material impact on our financial performance throughout most of 2021. In response to the reduction in transaction volumes that we experienced at the onset of the pandemic, we implemented several measures to reduce costs, preserve cash, and strengthen our overall liquidity. These initiatives included pausing most hiring activity, reducing discretionary spend and capital expenditures, suspending share buyback activity under our Normal Course Issuer Bid ("NCIB"), significantly reducing the funding of our restricted share unit ("RSU") plan, and amending our credit facility. In addition, we participated in certain government subsidy programs available to the Corporation, most notably the Canada Emergency Wage Subsidy program ("CEWS").

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

The actions we undertook to manage our business during the pandemic were intended to strike a balance between dealing with the challenges of COVID-19 and preserving cash while maintaining capacity to launch new partnerships and services to market. For this reason, we kept our resource levels relatively flat with pre-pandemic levels during 2020 to maintain capacity to deploy new loyalty program partners and additional products and services to market.

Since the first quarter of 2021, our business performance and associated transaction metrics started to experience sustained levels of improvement relative to the low point of the pandemic experience from 2020. Transactions associated with immediate redemption activity gradually increased throughout 2021 and the first quarter of 2022 and were higher than what we experienced in 2020. This improved performance coincided with the rollout of vaccines globally and the curtailing of travel restrictions, particularly in the United States. Beginning in 2021 and in line with our improved business performance, we began easing some of the spending restrictions that were put in place at the onset of the pandemic, including hiring for new roles that are focused on growth.

In the first quarter of 2022, we saw more of our loyalty program partners return to or exceed their pre-pandemic performance levels, resulting in record quarterly revenue of $127,416. Gross profit generated in the first quarter of 2022 increased for the sixth consecutive quarter and also represented a record quarterly gross profit.

While our financial performance in the first quarter of 2022 reflects continued signs of recovery in the demand for Points' products and services, the shape and timing of a global recovery remains uncertain. It would be difficult to predict the long-term effects on our business if there are additional surges of COVID-19 cases, including those that arise from new variants that result in renewed or more stringent travel restrictions. Additional measures taken by governments in the future and the resulting economic impact may adversely affect our financial performance, cash flows and financial position as well as that of our partners in future periods. We continue to monitor the impact of COVID-19 on our business, financial condition and operations, and on the broader travel industry. Refer to the "Risks and Uncertainties" section of our December 31, 2021 year end MD&A.

Q1 2022 AND RECENT BUSINESS HIGHLIGHTS

New Partners Added

● In April 2022, signed a new partnership with Kuwait Airways Oasis Club program. Under the new partnership, Points will deploy its Buy/ Gift, Accelerate Anything, and Top Up solutions for Oasis Club members.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Expanded Partnerships:

● During Q1 2022, we successfully expanded our partnership with the Eva Air Infinity MileageLands program. In collaboration with Rocket Travel, we launched EVA Mileage Hotel, a white label hotel booking site which enables program members to earn and redeem loyalty points while booking hotels. This launch represents the first service deployment under our new strategic partnership with Rocket Travel, which was announced in the fourth quarter of 2021.

● During the first quarter, we renewed our partnership with the Marriott Bonvoy program pursuant to a multi-year extension for all existing products and services in market.

● Expanded our partnership with Air Miles Canada, enabling their members to redeem miles on car rentals, complementing our existing hotel booking site with this program.

● During the first quarter, we expanded the number of exchange opportunities across our platform:

o Added Qatar Airways Privilege Club as an exchange option for AIMIA's Air Miles Middle East program in February, joining the Emirates Skywards program and Etihad Airway's Guest program as exchange options on the platform.

o Added United's MileagePlus Rewards program as an exchange option for Bilt Rewards in March, bringing Bilt's total exchange options up to ten partners.

o Enabled the Turkish Airline's Miles&Smiles program as an exchange option for the Citi Thankyou Rewards program.

Corporate Amalgamation

In order to optimize our corporate tax structure, during the fourth quarter of 2021, the Board of Directors approved an amalgamation of Points International Ltd. with its wholly-owned subsidiary, Points.com Inc. The amalgamation was completed and effective as of January 1, 2022. As part of this amalgamation process, the name of the amalgamated public company legal entity was changed from Points International Ltd. to Points.com Inc.

Pending Acquisition by Plusgrade

On May 9, 2022, we entered into an arrangement agreement ("Arrangement Agreement") pursuant to which a wholly-owned subsidiary (the "Purchaser") of Plusgrade Parent L.P. ("Plusgrade"), a leading ancillary revenue platform for the global travel industry, will acquire all of Points.com Inc.'s issued and outstanding common shares for US$25.00 per common share in cash (the "Consideration") by way of a statutory plan of arrangement under the Canada Business Corporations Act (the "Transaction"). The Transaction was unanimously approved by Points' Board of Directors.

Under the terms of the Transaction, Points.com Inc.'s shareholders ("Shareholders") will receive US$25.00 in cash per common share held. The Transaction will be subject to the approval of (i) at least 66 2/3% of the votes cast by Shareholders at a special meeting of the Shareholders (the "Meeting"); and (ii) a simple majority of the votes cast by Shareholders, excluding votes from certain Shareholders, as required under Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions. The Meeting is expected to be held in late June.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition to Shareholder approval, the Transaction is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the "Court") and certain other regulatory approvals as well as the satisfaction of certain other closing conditions. The Arrangement Agreement contains customary non-solicitation, "fiduciary out" and "right to match" provisions, as well as a CAD$18 million termination fee payable to the Purchaser if the Arrangement Agreement is terminated in certain circumstances. The Arrangement Agreement also provides for payment by the Purchaser of a reverse termination fee to Points of CAD$27 million and CAD$45 million if the Arrangement Agreement is terminated in certain specified circumstances, with the fee payable depending on the circumstances of the termination.

Subject to the satisfaction or waiver of all conditions to closing, the Transaction is expected to close in early July 2022. In connection with and subject to closing the Transaction, Points will apply to have its common shares delisted from the TSX and NASDAQ Capital Market and Points will cease to be a reporting issuer under Canadian and U.S. securities laws.

RESULTS OF OPERATIONS

The following information is provided to give context for the broader comments elsewhere in this MD&A.

	For the three months ended
(In thousands of US dollars, except share and per share amounts) (Unaudited)	Mar 31, 2022	Mar 31, 2021	$ Variance	% Variance
Principal revenue	$117,582	$60,242	$57,340	95%
Other partner revenue	9,834	4,783	5,051	106%
Total revenue	127,416	65,025	62,391	96%
Gross profit	18,686	9,000	9,686	108%
Total operating expenses	16,448	10,208	6,240	61%
Finance and other income	66	54	12	22%
Net income (loss)	1,349	(1,092)	2,441	(224%)
Adjusted EBITDA[1]	$6,717	$1,193	$5,524	463%
Effective margin[1]	36%	13%
Earnings (Loss) per share
Basic	$0.09	$(0.08)	$0.17	(213%)
Diluted	$0.09	$(0.08)	$0.17	(213%)
Weighted average shares outstanding
Basic	14,942,792	13,264,907	1,677,885	13%
Diluted	15,255,117	13,264,907	1,990,210	15%
Total assets	$186,520	$128,627	$57,893	45%
Total liabilities	123,459	70,795	52,664	74%
Total shareholders' equity	$63,061	$57,832	$5,229	9%

1 Refer to the "Non-GAAP financial measures" section for definition and explanation.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue, Direct Cost of Revenue, and Gross Profit

	For the three months ended
(In thousands of US dollars) (unaudited)	Mar 31, 2022	Mar 31, 2021	$ Variance	% Variance
Principal revenue	$117,582	$60,242	$57,340	95%
Other partner revenue	9,834	4,783	5,051	106%
Total revenue	127,416	65,025	62,391	96%
Less: Direct cost of revenue	108,730	56,025	52,705	94%
Gross profit	$18,686	$9,000	$9,686	108%
Percentage of total revenue	15%	14%

Total revenue and Gross profit generated in the first quarter of 2022 represented our highest quarterly results. Total revenue for the three months ended March 31, 2022 was $127,416, an increase of 96% over the comparable period in 2021, primarily due to an increase in Principal revenue. The increase in Principal revenue was driven by organic growth from our existing partnerships, as transactions increased across most of our partners relative to the comparable prior year period due to strong consumer responses to marketing activity run during the quarter. Revenue in the first quarter of 2022 was also favourably impacted by the continued easing of travel restrictions in some of our core geographic markets, which contributed to improvements in our non-promotional transactions that are more closely associated with near term travel activity. While some of our loyalty program partners still remain below pre-pandemic performance levels, almost all of our hospitality-based partners and the majority of our North American airline partners have exceeded their performance from 2019.

Direct cost of revenue in the three months ended March 31, 2022 increased 94%, relatively in line with the increase in Principal revenue.  Gross profit was $18,686 in the first quarter of 2022, an increase of 108% over the comparable prior year period of $9,000. The year-over-year increase in Gross profit in the first quarter of 2022 was due to organic growth from existing partnerships, COVID recovery tailwinds experienced over the last twelve months, and the contribution of new partner and product launches over the last year.

Gross profit as a percentage of revenue was 15% for the three months ended March 31, 2022, compared to 14% in the comparable prior year period. The year-over-year increase was largely due to the relative mix of principal and agency revenues relative to the prior year period.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Expenses

	For the three months ended
(In thousands of US dollars) (unaudited)	Mar 31, 2022	Mar 31, 2021	$ Variance	% Variance
Sales and marketing	$5,491	$3,560	$1,931	54%
Research and development	4,753	2,530	2,223	88%
General and administrative	5,162	2,701	2,461	91%
Depreciation and amortization	1,042	1,417	(375)	(26%)
Total operating expenses	$16,448	$10,208	$6,240	61%

At the beginning of the COVID-19 pandemic, we participated in wage subsidy programs, most notably the CEWS program, which provides additional payroll funding for businesses that have been impacted by COVID-19. Our participation in the CEWS program ended in the second quarter of 2021. As we continue to see signs of recovery in our business throughout 2021 and the first quarter of 2022, we gradually eased some of the spending restrictions on discretionary spend we placed during the pandemic and are resuming our investments into our platform.

For the three months ended March 31, 2022, we incurred total operating expenses of $16,448, an increase of $6,240 or 61% over the comparable prior year period. The year-over-year increase was primarily driven by higher personnel related costs due to incremental resources added during the past 12 months and increased share-based compensation expenses, wage subsidies collected in the prior year quarter versus nil in the current year, and the aforementioned easing of spending restrictions. In the first quarter of 2021, we recorded a benefit from wage subsidies that reduced operating expenses by $1,206 versus nil in the current quarter. Share-based compensation expenses in the first quarter of 2022 was $3,371, compared to $930 in the comparable prior year period. The increase in share-based compensation in the first quarter of 2022 was mainly due to the modification of certain non-market performance conditions of the performance option plan, which resulted in a one-time expense of $1,709 related to prior years due to changes in estimates.

Sales and Marketing

Sales and marketing expenses for the three months ended March 31, 2022 increased $1,931 or 54% compared to the prior year quarter. The increase from the prior year period was largely the result of increased personnel related expenses, including higher share-based compensation expenses and the impact of new resources added over the last year, as well as the wage subsidies of $538 recorded during the prior year quarter versus nil in the current year. Throughout 2021 and in the first quarter of 2022, we added incremental resources to our marketing department focused on increasing organic growth with in-market partnerships. In addition, we hired incremental roles focused on delivering new services and partnerships to keep pace with our business development pipeline. Included in Sales and marketing expenses in the first quarter of 2022 was share-based compensation expenses of $866 compared to $241 in the prior year quarter.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Research and Development

Research and development expenses for the three months ended March 31, 2022 increased $2,223 or 88% compared to the prior year quarter. The increase from the prior year period was largely the result of increased personnel related expenses resulting from incremental resources added in the past 12 months, wage subsidies of $409 recorded in the prior year quarter versus nil in the current year, and the aforementioned easing of certain spending restrictions. Included in Research and development expenses in the first quarter of 2022 was share-based compensation expenses of $489 compared to $68 in the prior year quarter.

General and Administrative

General and administrative expenses for the three months ended March 31, 2022 increased $2,461 or 91% compared to the prior year quarter. The increase from the prior year period was largely due to increased personnel related expenses, including higher share-based compensation expenses and the impact of new resources added over the last year, the wage subsidies of $259 collected during the prior year quarter versus nil in the current year, and the easing of certain spending restrictions. Included in General and administrative expenses in the first quarter of 2022 was share-based compensation expenses of $2,016, compared to $621 in the prior year quarter.

Depreciation and Amortization

For the three month period ended March 31, 2022, Depreciation and amortization expense decreased by 26% to $1,042 from $1,417 in the prior year period. This was mainly due to certain property and equipment and intangible assets that had been fully amortized in 2021, resulting in a lower depreciation and amortization expense in the current year.

Other Income and Expenses

	For the three months ended
(In thousands of US dollars) (unaudited)	Mar 31, 2022	Mar 31, 2021	$ Variance	% Variance
Foreign exchange loss	$217	$227	$(10)	(4%)
Finance and other income	(66)	(54)	(12)	22%
Finance costs	57	126	(69)	(55%)
Income tax expense (recovery)	$681	$(415)	$1,096	(264%)

Foreign exchange gain/loss

We are exposed to Foreign Exchange ("FX") risk as a result of transactions in currencies other than our main functional currency, the US dollar. Unrealized FX gains and losses arise from the revaluation of our balance sheet at the period end rate and realized FX gains and losses arise from the settlement of non-US dollar transactions, which are recorded in the condensed consolidated interim statements of comprehensive income (loss) for the period. We hold balances in foreign currencies (e.g., non-US dollar denominated cash, funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and deposits) that give rise to exposure to FX risk.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

The majority of our revenues in the first quarter of 2022 were transacted in US dollars. We also generate revenues in EUROs, British Pounds, Canadian dollars, Japanese Yen and other currencies. The direct cost of revenue is primarily denominated in the same currency as the revenue earned, minimizing the FX exposure related to these currencies. Operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk. We enter into FX forward contracts to mitigate our exposure to the Canadian dollar.

For the quarter ended March 31, 2022, we recorded a foreign exchange loss of $217 compared to a foreign exchange loss of $227 in the comparable prior year period. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates and non-USD balances held.

Finance and other income

Finance and other income mainly consist of interest earned on cash and cash equivalents and other income. Finance and other income for the first quarter of 2022 was $66 compared to $54 in the prior year quarter.

Finance costs

Finance costs mainly consist of interest expense related to lease liabilities, standby fees and interest expense on the credit facility.  Finance costs for the first quarter of 2022 was $57, a decrease of $69 or 55% over the prior year period, due to the repayment of borrowings on our senior secured credit facility in the first quarter of 2021.

Income tax expense (recovery)

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. For the first quarter of 2022, we recorded an income tax expense of $681 compared to an income tax recovery of $415 in the comparable prior year period. The increase in income tax expense was primarily attributable to an increase in income before tax compared to the prior year.

Net income (loss) and earnings (loss) per share

We generated Net income of $1,349 for the three months ended March 31, 2022 compared to a Net loss of $1,092 in the comparable prior year period. The increase in Net income in the current year quarter relative to the comparable prior year period was primarily due to an increase in gross profit, partially offset by higher operating expenses.

Basic earnings (loss) per share is calculated on the basis of the weighted average number of outstanding common shares for the period. For the quarter ended March 31, 2022, the weighted average number of outstanding common shares for basic and diluted earnings per share was 14,942,792 common shares and 15,255,117 common shares, respectively. For the quarter ended March 31, 2021, the weighted average number of outstanding common shares for basic and diluted loss per share was 13,264,907 common shares. Basic and diluted earnings per share was $0.09 for the first quarter of 2022, compared to basic and diluted loss per share of $0.08 for the comparable prior year period.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA and Effective Margin

We have reconciled Adjusted EBITDA to the most comparable IFRS measure as follows:

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars) (unaudited)	Mar 31, 2022	Mar 31, 2021	$ Variance	% Variance
Net income (loss)	$1,349	$(1,092)	$2,441	(224%)
Income tax expense (recovery)	681	(415)	1,096	(264%)
Finance costs	57	126	(69)	(55%)
Depreciation and amortization	1,042	1,417	(375)	(26%)
Foreign exchange loss	217	227	(10)	(4%)
Share-based compensation expense	3,371	930	2,441	262%
Adjusted EBITDA	$6,717	$1,193	$5,524	463%

For the three months ended March 31, 2022, Adjusted EBITDA was $6,717, an increase of $5,524 over the comparable prior year period, largely due to increased Gross profit generated in the current period, partially offset by higher operating expenses due to wage subsidies recognized in the prior year versus nil in the current year, and the easing of certain expense restrictions implemented at the onset of the pandemic.

Effective Margin

	For the three months ended
(In thousands of US dollars) (Unaudited)	Mar 31, 2022	Mar 31, 2021	$ Variance	% Variance
Gross profit	$18,686	$9,000	$9,686	108%
Adjusted EBITDA	$6,717	$1,193	$5,524	463%
Effective margin	36%	13%

Effective margin is a non-GAAP ratio and is calculated as Adjusted EBITDA divided by Gross profit. The most directly comparable GAAP measure is Net income (loss) divided by Gross profit. Our Effective margin for the quarter ended March 31, 2022 was 36%, compared to 13% for the comparable prior year period. Effective margin in the prior year periods reflected the adverse impact the COVID-19 pandemic had on our transaction levels and resulting gross profit. Improvements in our Effective margin in 2022 reflected the continued recovery from COVID-19, as the growth in Gross Profit outpaced the growth in operating expenses.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Total funds available

Total funds available is a non-GAAP financial measure, which we calculate as the sum of cash and cash equivalents, funds receivable from payment processors and cash held in trust.

Consolidated Balance Sheet Data as at
(In thousands of US dollars)(Unaudited)	Mar 31, 2022	Dec 31, 2021	$ Variance	% Variance
Cash and cash equivalents	$129,817	$99,648	$30,169	30%
Cash held in trust	5,770	1,427	4,343	304%
Funds receivable from payment processors	9,895	7,741	2,154	28%
Total funds available	$145,482	$108,816	$36,666	34%

Refer to Liquidity and Capital Resources section for further details.

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity are primarily our total funds available, cash provided from operating activities, and any borrowings we may obtain under our credit facility. Total funds available was $145,482 as at March 31, 2022 compared to $108,816 as at December 31, 2021. The increase in total funds available during the three month period ended March 31, 2022 was primarily due to higher gross sales activity at the end of the first quarter of 2022 relative to the end of 2021. Total funds available can fluctuate between periods due to changes in working capital balances, and the timing of promotional activity and partner payments.

Historically, we have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, purchases of shares under our NCIB and purchases of shares held in trust for future settlement of RSUs. Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this and our 2021 year end MD&A.

Equity Financing

In March 2021, we completed an underwritten public offering of 1,687,510 shares at a price of CA$18.75 per share, for aggregate gross proceeds of $25,129, which includes the exercise in full by the underwriters of their over-allotment option. After deduction of the underwriters' fees and expenses of the offering of $1,854, net proceeds were $23,275.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Credit Facility

We have a $40,000 senior secured revolving credit facility with the Royal Bank of Canada and The Bank of Nova Scotia. This credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures, and acquisitions. The credit facility matures on December 10, 2022 and has no fixed repayment dates prior to the maturity date. Borrowings under the credit facility are secured by a first charge over substantially all of our assets. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), Secured Overnight Financing Rate (SOFR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%.

The credit facility includes an anti-cash hoarding clause, which requires a repayment of excess cash borrowings when our unrestricted cash and cash equivalents, plus amounts receivable from payment processors less amounts owing to loyalty partners, exceeded $30,000. As part of the interest rate benchmark reform, the London Interbank Offered Rate (LIBOR) is being phased out and we have negotiated with the lenders to replace LIBOR with the SOFR as the expected benchmark replacement. The benchmark replacement will be effective at the public statement release by the Benchmark Administrator.

As at March 31, 2022 and December 31, 2021, we did not have any borrowings on the credit facility and we were compliant with all covenants.

Normal Course Issuer Bid

On September 9, 2021, we renewed our NCIB program to repurchase for cancellation up to 746,992 common shares, representing approximately 5% of our issued and outstanding common shares as of August 31, 2021. In connection with this, we also renewed our Automatic Share Purchase Plan. While we have not been active with buying back shares since the onset of the pandemic and do not intend to be in the near term, the renewal positions us to initiate activity opportunistically as part of our capital allocation program.

During the first quarter of 2022 and 2021, we did not repurchase and cancel any common shares under our NCIB program.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars) (Unaudited)	Mar 31, 2022	Mar 31, 2021	$ Variance	% Variance
Operating activities	$31,885	$4,512	$27,373	607%
Investing activities	(591)	(456)	(135)	30%
Financing activities	(1,152)	7,484	(8,636)	(115%)
Effects of exchange rates	27	72	(45)	(63%)
Change in cash and cash equivalents	$30,169	$11,612	$18,557	160%

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from the sale of loyalty currency to program members through the products and services we offer and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances, the timing of our promotional activity and partner payments, and the timing of receipts from our payment processors. Cash flows provided by operating activities was $31,885 for the three month period ended March 31, 2022, compared to $4,512 in the comparable prior year period. The increase in cash flows provided by operating activities was driven mostly by an increase in sales activity at the end of the first quarter of 2022 relative to the end of 2021.

Investing Activities

Cash flows used in investing activities during the quarter ended March 31, 2022 was $591, which was relatively consistent with the prior year quarter. Investing activities in Q1 2022 primarily related to the purchase of software and internally developed intangible assets, including capitalized development efforts focused on creating new capabilities to our existing products and services.

Financing Activities

Cash used in financing activities during the quarter ended March 31, 2022 were $1,152, which consisted of withholding taxes paid on the net settlement of RSUs of $856 and the payment of the principal portion of lease obligations of $296. In the prior year quarter, cash provided by financing activities were $7,484, which predominantly consisted of net proceeds of $23,275 from our public share offering, partially offset by the repayment of $15,000 on our senior secured credit facility. Financing activities for the first quarter of 2021 also included withholding taxes paid on the net settlement of RSUs of $457 and the payment of lease obligations of $334.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

(In thousands of US dollars) (Unaudited)	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Revenue guarantees to loyalty partners(1)(2)	$331,314	$76,895	$166,705	$87,714	$-	$-
Unconditional purchase obligations(3)	$1,686	$1,059	$580	$47	$-	$-

(1) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner.  We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

(3) We are committed to service agreements with minimum or fixed spend commitments with certain vendors.

During the first quarter of 2022, we committed to a proposal to renew the lease for our head office. The proposal to lease has a 7 year term and is expected to commence in the first quarter of 2023. The Right-of-use assets and corresponding Lease liabilities will be recorded when the lease commences.

Revenue guarantees represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sale of loyalty program currencies is less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. We fund our principal revenue obligations through working capital.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the EURO, Japanese Yen and the British Pound. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations.

As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to Canadian dollar denominated disbursements. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative's gain or loss is recognized immediately in net income. During the first quarter of 2022, we reclassified a loss of $5, net of tax, from other comprehensive income into net income (2021 - reclassified a gain of $231, net of tax). The cash flow hedges were effective for accounting purposes during the three month period ended March 31, 2022. Realized loss from our hedging activities in the three months ended March 31, 2022 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

As at March 31, 2022, forward contracts with a notional value of $26,684 (December 31, 2021 - $25,417) and in a net asset position of $146 (December 31, 2021 - net liability position of $164), with settlement dates extending to March 2023, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses.

Exercise of Share Options

We do not have any options that are due to expire within 12 months from the date of this MD&A.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

BALANCE SHEET

(In thousands of US dollars) (Unaudited)
Consolidated Balance Sheet Data as at	Mar 31, 2022	Dec 31, 2021
Cash and cash equivalents	$129,817	$99,648
Cash held in trust	5,770	1,427
Funds receivable from payment processors	9,895	7,741
Accounts receivable	15,171	13,099
Prepaid taxes	219	205
Prepaid expenses, deposits and other assets	5,249	4,366
Total current assets	$166,121	$126,486
Property and equipment	1,286	1,076
Right-of-use assets	808	980
Intangible assets	9,938	10,355
Goodwill	5,681	5,681
Deferred tax assets	2,686	4,164
Total non-current assets	$20,399	$22,256
Total assets	$186,520	$148,742

Accounts payable and accrued liabilities	$12,484	$9,307
Income taxes payable	1,806	1,560
Payable to loyalty program partners	106,694	75,275
Current portion of lease liabilities	928	1,136
Current portion of other liabilities	1,493	1,466
Total current liabilities	$123,405	$88,744

Lease liabilities	23	27
Other liabilities	27	34
Deferred tax liabilities	4	985
Total non-current liabilities	$54	$1,046
Total shareholders' equity	$63,061	$58,952
Total liabilities and shareholders' equity	$186,520	$148,742

Cash and cash equivalents

Cash and cash equivalents balance increased $30,169 compared to the end of 2021. The increase in cash and cash equivalents was largely due to an increase in sales activity relative to the end of 2021.

Cash held in trust

Cash held in trust represents funds received from customers, primarily Canadian, not yet remitted to service providers for travel related products in accordance with regulatory requirements in Ontario, Canada. As at March 31, 2022, the balance for cash held in trust was $5,770, an increase of $4,343 compared to the end of 2021, mainly due to the increase in transaction volumes in the travel related products compared to year end 2021.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors three days from the date of sale.  As at March 31, 2022, Funds receivable from payment processors was $9,895, an increase of $2,154 compared to the end of 2021, which was largely attributable to the volume of sales activity at the end of the period relative to the end of the prior year period, as well as the timing of receipts from our payment processors. In general, this balance can vary significantly depending on the timing and richness of promotional activity at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with lower promotional activity at the end of a period.

Accounts receivable

Accounts receivable increased $2,072 compared to the end of 2021. The increase was primarily due to an increase in transactional activity with certain products compared to the end of 2021.

Prepaid expenses, deposits and other assets

Prepaid expenses, deposits and other assets increased by $883 compared to the end of 2021, mainly due to an increase in deposits held with vendors, prepaid expenses due to timing and the increase in the carrying values of foreign exchange forward contracts.

Deferred tax assets

Deferred tax assets were $2,686 as at March 31, 2022, a decrease of $1,478 compared to the end of 2021.  The decrease in deferred tax assets was primarily attributable to an offset of deferred tax liabilities following the amalgamation of Points International Ltd. and Points.com Inc., and the utilization of tax losses from prior years against taxable income.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased $3,177 compared to the end of 2021. The increase was primarily due to an increase in travel-related redemption activities resulting in higher payables to our travel suppliers, partially offset by timing of payments.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Payables to loyalty program partners

Payables to loyalty program partners increased $31,419 compared to the end of 2021. Fluctuations in payable to loyalty program partners are generally attributable to the timing of payments made to loyalty program partners and the timing of sales activity in the previous month. On average, we remit funds to loyalty program partners for monthly sales activity approximately 30 days after the end of the month. For the quarter ended March 31, 2022, the increase in payables to loyalty program partners was primarily driven by higher sales activity across our platform at the end of the period relative to the end of 2021.

OUTSTANDING SHARE DATA

As of May 11, 2022, there were 14,942,792 common shares outstanding.

As of May 11, 2022, there were 997,200 outstanding options. The options have exercise prices ranging from $13.93 CAD to $19.37 CAD with a weighted average exercise price of $14.63 CAD. The expiration dates of the options range up to December 23, 2025.

The following table lists the common shares issued and outstanding as at May 11, 2022 and the securities that are currently convertible into or exercisable for common shares along with the maximum number of common shares issuable on conversion or exercise.

(Unaudited)	Common Shares	Proceeds
Common Shares Issued & Outstanding	14,942,792
Potentially Issuable: Share options	997,200	CAD$ 14,593,036
Common Shares Issued & Potentially Issuable	15,939,992	CAD$ 14,593,036
Securities Excluded from Calculation:
Options Available for grant from ESOP(1)(2)	-

(1) "ESOP" is defined as the Employee Share Option Plan. The number of options available for grant is calculated as the total share option pool less the number of outstanding share options.

(2) As at May 11, 2022, Points did not renew the ESOP and as a result, no options are available for grant.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

	Three months ended
(In thousands of US dollars, except share and per share amounts) (Unaudited)	Jun 30, 2020	Sept 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sept 30, 2021	Dec 31, 2021	Mar 31, 2022
Total Revenue	$40,907	$37,449	$56,358	$65,025	$103,009	$86,866	$115,108	$127,416
Gross profit	6,988	5,704	8,484	9,000	12,309	12,388	17,094	18,686
Total operating expense(1)	10,590	9,016	9,882	10,208	11,612	13,523	15,203	16,448
Net income (loss)	(3,325)	(2,467)	(683)	(1,092)	452	(1,236)	1,532	1,349
Adjusted EBITDA(2)	299	(1,125)	362	1,193	3,388	2,041	5,475	6,717
Basic earnings (loss) per share	$(0.25)	$(0.19)	$(0.05)	$(0.08)	$0.03	$(0.08)	$0.10	$0.09
Diluted earnings (loss) per share	$(0.25)	$(0.19)	$(0.05)	$(0.08)	$0.03	$(0.08)	$0.10	$0.09

(1) Prior period comparatives are reclassified to conform with current year presentation.

(2) Refer to the "Non-GAAP financial measures" section for explanation and reconciliation to the closest GAAP figure.

Historically, our annual revenue and gross profit has generally increased year over year, as we have been able to execute on our growth drivers, including adding new loyalty program partnerships, cross selling products and services to existing partners, and growing in-market products and services by driving transaction growth. The performance of our in-market products and services can be highly sensitive to the level of marketing and promotional activity carried out during the period. As a result, our Revenues, Gross profit, Net income (loss) and Adjusted EBITDA will tend to fluctuate quarter to quarter due to the variability in our marketing calendars, but will generally grow on an annual basis.

Beginning in the second half of March 2020, the COVID-19 pandemic started to have a significant adverse impact on our financial performance. From a quarterly perspective, this adverse impact was noticeable beginning in the second quarter of 2020 and continued throughout most of 2021. Throughout this period, our Revenue and Gross profit from in-market services had been significantly below our pre-COVID levels. Fluctuations in revenue and gross profit generated by our marketing activity were exacerbated by the COVID-19 pandemic, as transaction volumes generated by these campaigns varied considerably. Our financial results for the second, third and fourth quarter of 2020 were largely a reflection of this variability and unpredictability. While we had some marketing campaigns generate transaction volumes that were similar to the levels we would have experienced before the pandemic, most campaigns during this period were significantly lower than what we would have experienced before the pandemic. Since March 2021, our business performance and associated transaction metrics started to experience sustained levels of improvement relative to the low point of the pandemic experienced in 2020, benefitting from the gradual easing of travel restrictions by governments in some of our core geographic markets and the rollout of vaccines globally.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

In the first quarter of 2022, we continued to deliver strong growth across our key metrics. Total revenue in the first quarter of 2022 was $127,416, representing a quarterly record. Our Gross profit for the first quarter of 2022 increased for the sixth consecutive quarter and also represented a quarterly record, exceeding our previous record set in Q4 2019. Despite the continued signs of recovery, it is difficult to assess at this time if we will continue to grow on a quarterly basis due to the continued uncertainty surrounding the potential outcomes of the COVID-19 pandemic.

In 2020 and the first half of 2021, our operating expenses were significantly lower than our pre-COVID levels due to wage subsidies we had been collecting since the second quarter of 2020 combined with expense mitigation initiatives we started at the onset of the pandemic. Starting in the third quarter of 2021, Operating expenses increased and returned to pre-COVID levels as we stopped collecting wage subsidies and gradually eased some of the previously mentioned spending restrictions due to our improved performance.

Dependence on loyalty program partners

We depend on a limited number of large partners for a significant portion of our Total revenue. For the three month period ended March 31, 2022, there were two loyalty program partners (2021 - four) for which sales to their members individually represented more than 10% of our Total revenue.  In aggregate, sales to these partners' program members represented 61% (2021 - 78%) of our Total revenue for the three month period ended March 31, 2022. A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our revenue. As it relates to the reseller transactions we process for these partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our partner concentration, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. For the first quarter of 2022, Gross profit generated through commercial arrangements with our top 10 loyalty program partners represented 79% (2021 - 77%) of our gross profit.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

POINTS.COM INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

For our accounting policies and critical accounting estimates and judgments, refer to our MD&A and audited annual consolidated financial statements for the year ended December 31, 2021. The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

NEW STANDARDS ADOPTED IN 2022

The following amendments to IFRS are effective from January 1, 2022, but they did not have a material impact on our condensed consolidated interim financial statements:

● IAS 37, Provisions, Contingent Liabilities and Contingent Assets - the amendment specifies costs the Corporation should include in determining the "costs of fulfilling" a potential onerous contract.

● IAS 16, Property, Plant and Equipment - the amendment prohibits reducing the cost of property, plant and equipment by amounts received from selling the items produced while bringing an asset to capable operations.

● IFRS 3, Business Combinations - the amendment updates a reference to the Conceptual Framework; and

● IFRS 9, Financial Instruments - the amendment clarifies the fees to be included in the quantitative test for derecognition of financial liabilities.